

12060139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



KPMG LLP
Morgan Keegan Tower
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and subsidiaries (the Company) as of December 31, 2011, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and subsidiaries as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2011

Assets		
Cash, including $9,211,313 segregated under federal regulations	$	17,545,057
Securities purchased under agreements to resell		49,203,647
Receivable from customers		12,668,697
Receivable from broker-dealers and clearing agents		21,066,056
Securities owned, at fair value		294,188,059
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $8,000,797		2,857,025
Accrued interest receivable on securities		1,500,107
Other receivables		1,747,473
Other assets		2,824,913
Total assets	$	403,601,034
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agents and brokers and dealers	$	90,223,257
Securities sold under agreements to repurchase		141,256,440
Payable to customers		3,813,381
Securities sold, not yet purchased, at fair value		61,900,879
Accrued interest payable on securities		61,992
Accounts payable and accrued expenses		23,253,965
Total liabilities		320,509,914
Partners' capital:		
Vining-Sparks Securities, Inc.		1,110,449
Vining-Sparks Fund, L.P.		40,670,578
Vining-Sparks & Associates, L.P.		41,310,093
Total partners' capital		83,091,120
Commitments and contingencies (notes 11 and 12)		
Total liabilities and partners' capital	$	403,601,034

See accompanying notes to consolidated financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Income

Year ended December 31, 2011

Revenues:		
Trading gains and commissions	$	166,661,089
Interest and dividends		12,402,372
Other		2,685,470
Total revenues		181,748,931
Expenses:		
Employee compensation and benefits		122,969,052
Communications		7,986,716
Occupancy and equipment rental		4,952,104
Interest		2,821,531
Brokerage and clearance costs		3,152,227
Travel and entertainment		3,124,587
Other		4,840,242
Total expenses		149,846,459
Operating income		31,902,472
State income tax expense		1,719,698
Net income	$	30,182,774

See accompanying notes to consolidated financial statements.